                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934


                        Commission File No. 333-8387701

                             Doral Properties, Inc.
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            (Exact name of registrant as specified in its charter)


         1159 F.D. Roosevelt Avenue, San Juan, PR 00920; (787) 749-7100
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         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Undivided interests in loan to Doral Properties, Inc. made pursuant to Loan and Guaranty Agreement among Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority ("AFICA"), Doral Properties, Inc. and Doral Financial Corporation relating to certain AFICA industrial revenue bonds.
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           (Title of each class of securities covered by this Form)

                                     None.
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [ ]        Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)   [ ]        Rule 15d-6               [ ]
     Rule 12h-3(b)(1)(i)    [X]

        Approximate number of holders of record as of the certification or notice date: 1
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         Pursuant to the requirements of the Securities Exchange Act of 1934, Doral Properties, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated:  March 29, 2001                By: /s/Ricardo Melendez
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                                      Name: Ricardo Melendez
                                      Title: Vice President